APPENDIX H: CODE OF ETHICS

KLS Diversified Asset Management LP
CODE OF ETHICS: PERSONAL TRADING & INSIDER TRADING
January 2015

TABLE OF CONTENTS

I.    PERSONAL TRADING BY KLS AND ITS PERSONNEL    3

A.	INTRODUCTION 3

B.	APPLICABILITY OF CODE OF ETHICS 3
C.     RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES    5
D.    REPORTING REQUIREMENTS    7
E.    EXCEPTIONS FROM REPORTING REQUIREMENTS/ALTERNATIVE
TO QUARTERLY TRANSACTIONS REPORTS    8
F.    PROTECTION OF MATERIAL NON-PUBLIC INFORMATION ABOUT        SECURITIES INVESTMENT RECOMMENDATIONS    9
G.    OVERSIGHT OF CODE OF ETHICS    9
H.    COMPLIANCE WITH FEDERAL SECURITIES LAW    10
I.    CONFIDENTIALITY    10
II.    INSIDER TRADING POLICIES AND PROCEDURES    11
A.    INTRODUCTION    11
B.    POLICY STATEMENT ON INSIDER TRADING    11
C.    PROCEDURES TO IMPLEMENT KLS’ POLICY AGAINST INSIDER TRADING    14
D.    SUPERVISORY PROCEDURES OF THE CHIEF COMPLIANCE OFFICER AND
THE MANAGING PARTNERS    16
E.    “WALL CROSSING” PROCEDURES    17
F.    MARKET RUMORS POLICIES AND PROCEDURES    17
G.    INSIDE INFORMATION PRACTICAL REVIEW    19
FORMS    22
FORM 9: REQUEST FOR COPIES OF TRADE CONFIRMATIONS &    ACCOUNT STATEMENTS    23

I.     PERSONAL TRADING BY KLS AND ITS PERSONNEL
A.    INTRODUCTION
High ethical standards are essential for the success of KLS Diversified Asset Management LP (“KLS”) and to maintain the confidence of its clients. KLS and its Managing Partners are of the view that the long-term business interests are best served by adherence to the principle that the Clients’ interests come first. KLS has a fiduciary duty to the Clients it manages, which requires individuals associated with KLS to act solely for the benefit of the Clients. Potential conflicts of interest may arise in connection with the personal trading activities of individuals associated with investment adviser firms. In recognition of KLS’s fiduciary obligations to the Clients and KLS’s desire to maintain its high ethical standards, KLS has adopted this Code of Ethics (the “Code”) containing provisions designed to seek to: (i) prevent improper personal trading by Access Persons; (ii) prevent improper use of material, non-public information about securities recommendations made by KLS or securities holdings of the Clients; (iii) identify conflicts of interest; and (iv) provide a means to resolve any actual or potential conflict in favor of the Clients.
KLS’s goal is to allow its Access Persons to engage in certain personal securities transactions while protecting the Clients, KLS and its Access Persons. It should be noted that Access Persons are required to obtain pre-clearance from the Pre-Clearance Group (as defined below) prior to engaging in any and all transactions in Reportable Securities. By implementing this restriction while allowing personal trading, KLS believes that its Clients, KLS and its Access Persons are preventing the appearance of actual or potential conflicts of interests. While it is impossible to define all situations that might pose such a risk, this Code is designed to address those circumstances where such risks are likely to arise.
Adherence to the Code and the related restrictions on personal investing is considered a basic condition of employment for all employees and Access Persons of KLS. If there is any doubt as to the propriety of any activity, employees should consult with the Chief Compliance Officer, who may consult with and rely upon the advice of KLS’s outside legal counsel or outside compliance consultants.
All Access Persons are required to acknowledge, in writing, that they have read and understand this Code of Ethics by providing the Chief Compliance Officer with an executed form of the acknowledgment contained on ELF. Access Persons will be requested to re-execute the acknowledgment on an annual basis and/or when changes are made to the Code of Ethics. Please note that all forms and reports noted in this Code of Ethics are submitted via ELF.
Any defined term used but not defined herein shall have the meaning ascribed to it in the Manual. For the avoidance of doubt, and as stated in the Manual, all references to the responsibilities of the Chief Compliance Officer under the Manual and this Code include persons to whom the Chief Compliance Officer has designated his or her responsibilities to, including but not limited to the Managing Partners, partners, employees of KLS and third party compliance consultants (as applicable).
B.    APPLICABILITY OF CODE OF ETHICS
This Code is applicable to all “supervised persons” of KLS. As of the date of this Code, all “supervised persons” are also partners or employees of KLS (although it is possible that non-employees could be deemed “supervised persons” of KLS). As noted in the Manual all employees are deemed Access Persons under this code.

(1)     Personal Accounts of Access Persons
This Code applies to all Personal Accounts of all Access Persons where Reportable Securities are held.
As stated in the Manual, a Personal Account is defined as an account maintained by or for:

(a)	The Access Person;

(b)	Access Person’s spouse (other than a legally separated or divorced spouse of the Access Person) and minor children;

(c)	Any individuals who live in the Access Person’s household and over whose purchases, sales, or other trading activities the Access Person exercises control or investment discretion;

(d)
Any persons to whom the Access Person provides primary financial support, and either (i) whose financial affairs the Access Person controls, or (ii) for whom the Access Person provides discretionary advisory services;

(e)	Any trust or other arrangement which names the Access Person as a beneficiary; and

(f)
Any partnership, corporation, or other entity of which the Access Person is a director, officer or partner or in which the Access Person has a 25% or greater beneficial interest, or in which the Access Person owns a controlling interest or exercises effective control.

Upon receipt of this Manual, each Access Person will be required to provide a comprehensive list of all Personal Accounts to KLS’s Chief Compliance Officer.
(2)         Access Person as Trustee
A Personal Account does not include any account for which an Access Person serves as trustee of a trust for the benefit of (i) a person to whom the Access Person does not provide primary financial support, or (ii) an independent third party.

(a)
Personal Accounts of Other Access Persons. A Personal Account of an Access Person that is managed by another Access Person is considered to be a Personal Account only of the Access Person who has a Beneficial Ownership in the Personal Account. The account is considered to be a client account with respect to the Access Person managing the Personal Account.

(b)
Solicitors/Consultants. Non-employee Solicitors or consultants are not subject to this Code of Ethics unless the Solicitor/consultant, as part of his or her duties on behalf of KLS, (i) makes or participates in the making of investment recommendations for the Clients, or (ii) obtains information on recommended investments for the Clients.

(c)	Client Accounts. A client account includes any account managed by KLS which is not a Personal Account.
(3)         Definition of Reportable Security
All security transactions in Reportable Securities are subject to pre-clearance requirements and other restrictions, as described below. If an Access Person is uncertain whether a particular investment may be restricted or subject to pre-approval requirements he or she should consult with the Chief Compliance Officer, Chief Operating Officer or the Managing Partners. Access Persons should note that KLS has created its own definition of “Reportable Security” that is more restrictive that the definition provided by the SEC in Advisers Act Rule 204A-1 (as KLS is of the view that it is appropriate for the investment activities of KLS). It should be specifically noted that the definition adopted by KLS is controlling.
As stated in the Manual, a “Reportable Security” is any financial instrument that is known as a security, including but not limited to:

(a)	securities of any issuer whose securities are held by any Client portfolio managed by KLS or in which KLS is considering investing on behalf of a Client;

(b)	securities that are listed on KLS’s Restricted List or Holding list;

(c)
fixed income credit products, including without limitation, money market instruments, United States Treasuries, repurchase agreements, high-grade credit instruments, high-yield credit instruments, sovereign debt, credit derivatives and leveraged loans;

(d)
shares issued by exchange-traded funds (“ETFs”), regardless of whether the ETF tracks a broad-based market index, and regardless of whether the ETF is open-end or closed-end, are considered Reportable Securities under this Code;

(e)	investments in IPOs and limited offerings (which include private or restricted offerings);

(f)
investments in fixed income hedge funds, excluding (1) any private investment funds managed by KLS and (2) any interest in a fixed income hedge fund held by an Access Person on the date he or she first became an Access Person (such hedge funds, “Pre-Owned Funds”), provided that such Access Person may not acquire any additional interests in such Pre-Owned Funds while an Access Person without the pre-approval of the Chief Compliance Officer; provided, further, that the approval of the Chief Compliance Officer will not be required for the withdrawal by such Access Person from such Pre-Owned Fund;

(g)	municipal bonds;

(h)	shares issued by registered open-ended funds; and

(i)	shares issued by unit investment trusts that are invested exclusively in one or more registered open-end funds.
For the avoidance of doubt, the following items are NOT considered Reportable Securities, and therefore are not subject to the pre-clearance or reporting requirements herein:

(a)	cash;

(b)	money market funds; and

(c)	cash equivalents.
C.    RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

(1)	General
It is the responsibility of each Access Person to ensure that a particular securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code of

Ethics or otherwise prohibited by any applicable laws. Personal securities transactions for Access Persons may be effected only in accordance with the provisions of this Code of Ethics.
(2)         Holdings List and Restricted List
As deemed necessary by the Chief Compliance Officer and/or the Managing Partners, KLS will maintain a “Restricted List” and a “Holdings List”. No Access Person may make or dispose of (or cause another person to make or dispose of) any security on the Restricted List or the Holding List for his or her Personal Account. Both the Holdings List and the Restricted List will be made readily available to all Access Persons on a regular basis.

(a)	Holdings List: Issuers on the Holdings List will include the issuers of securities that the Funds currently hold or are considering holding.

(b)
Restricted List: Issuers on the “Restricted List” will include the issuers of securities about which KLS has come into contact with material non-public information, although it should be noted that the Chief Compliance Officer and/or the Managing Partners have the discretion to add any other issuers to the Restricted List (including issuers of securities that the Funds may hold in the future) as the Chief Compliance Officer and/or the Managing Partners deems appropriate. It should be noted that as a general rule, whenever an issuer’s security is on the Restricted List, all securities of such issuer should be considered and treated as being on the Restricted List (including common stock, preferred stock, convertible debt, debt and options).

(c)	Please see Section C.5 of KLS’s Insider Trading Policies and Procedures for additional information regarding the Restricted List.
(3)         Pre-clearance of Transactions in Personal Accounts:
All security transactions in Reportable Securities are subject to pre-clearance requirements and other restrictions, as described below. An Access Person must obtain the prior written approval of the Chief Compliance Officer and/or the Chief Operating Officer and one of the Managing Partners (referred to as the “Pre-Clearance Group”) prior to the direct or indirect purchase or sale of a Reportable Security in a Personal Account. The Pre-Clearance Group (which may consult with and rely upon the advice of KLS’s outside compliance consultants and/or outside legal counsel) will determine whether approval should be given.

(a)	Access Persons should also note the following pre-clearance approval guidelines to be followed by the Pre-Clearance Group:

(i)
Each Access Person generally is prohibited from trading in any Reportable Security on the same day that such Access Person knows such Reportable Security was traded or would be traded on behalf of a Client, and, accordingly, each Access Person is NOT permitted to submit a pre-clearance request to engage in any transaction in a Reportable Security that such Access Person knows was traded (or would be traded) on the day of the submission of the pre-clearance request.

(ii)
Each Access Person will be required to represent that he or she does not know of any pending trades or know that an investment recommendation will be made by KLS with respect to a Reportable Security for which the Access Person is submitting a Pre-Clearance request.

A request for pre-clearance must be made via ELF in advance of the contemplated transaction in the Reportable Security(ies). All approved trades must be executed no later than 5:00pm EST on the business day following the date that the preclearance is granted, subject to waiver by the Pre-Clearance Group.
(4)         Exceptions to Pre-Clearance Requirements

(a)	Any transactions in Personal Accounts where the Access Person has no direct or indirect influence or control;

(b)	Certain family or blind trusts;

(c)	Transactions pursuant to automatic reinvestment plans, e.g., dividend reinvestment plans;

(d)	Purchases effected upon exercise of rights issued by an issuer pro rata to all holders of a class of its securities; and

(e)	Options exercised against the access person who has written the options.
Notwithstanding any exceptions to the pre-clearance requirements set forth above, all Access Persons must obtain pre-clearance prior to, directly or indirectly, acquiring Beneficial Ownership in any security in an IPO or limited offering (which includes private or restricted offerings).
(5)         Holding Period
To the extent that an Access Person was granted approval from the Pre-Clearance Group to purchase a particular Reportable Security, such Access Person must generally hold the Reportable Security for 180 calendar days before selling such Reportable Security, subject to the approval of the Pre-Clearance Group. However, it should be noted that, from time to time, certain exceptions to the 180 calendar day holding period may be granted for Access Persons, subject to the approval of the Pre-Clearance Group. Prior to granting an exception, the Pre-Clearance Group will review the trade to determine whether it presents a conflict of interest for any Client and will deny the application if a conflict of interest is present. In making such a determination, the Pre-Clearance Group may consult with and rely upon the advice of KLS’s outside compliance consultants and/or outside legal counsel.

(6)	KLS 401K Plan – Mass Mutual (Individual Account Access) (the “401K Plan”)
For convenience, securities transactions in mutual fund investments in the 401K Plan (“Plan Securities”) have received (and as such Plan Securities change, may in the future receive) pre-approval by the Pre-Clearance Group. For a list of Plan Securities, please see the Chief Compliance Officer.  It should be noted that 401K Plan accounts must still be reported in ELF as a Personal Account and adhere to the Reporting Requirements discussed below (including Initial Holdings Reports, Annual Holdings Reports and Quarterly Transactions Reports) and transactions in Plan Securities are subject to the Holding Period discussed above.
Note that the aforementioned exception from trading pre-approval does not apply to any Charles Schwab “Self-Directed Brokerage Account” option (“Self-Directed Accounts”1). Self-Directed Accounts must adhere to the pre-clearance process for transactions in Personal Accounts described above.
________________________
1 A Self-Directed Account is a direct link to Charles Schwab’s Personal Choice Retirement Account where Access Persons are able to select and manage their own investments with sole responsibility for ongoing research, trading and risk management.

D.    REPORTING REQUIREMENTS
All Access Persons are required to submit to the Chief Compliance Officer (subject to the applicable provisions of Section E below) the following reports (please note that all reports herein may be submitted via ELF):

(1)	List of Personal Accounts
Access Persons are required to provide the Chief Compliance Officer with a list of Personal Accounts when submitting their Initial Holdings Report. Access Persons will keep this list current by disclosing new accounts in the Quarterly Transaction Report. For each Personal Account, the Access Person must disclose the following information:

(a)	Brokerage account name (and each bank account used which is substantially the same as a brokerage account);

(b)	Account number; and

(c)	Name of each firm through which securities transactions are directed with respect to all accounts in which the Access Person may have Beneficial Ownership.

(d)	Access Persons should use the form provided via ELF to disclose such information.
(2)         Initial Holdings Reports
Access Persons are required to provide the Chief Compliance Officer with an Initial Holdings Report within 10 days of the date that such person became an Access Person (it is noted that employees that started prior to adoption of this Manual will be deemed to have become Access Persons on the date of the adoption of this Manual) that meets the following requirements:

(a)	Must disclose all of the Access Person’s current securities holdings with the following content for each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership:

(i)	title and type of security and, as applicable, exchange ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security.

(b)	Must disclose the name of any broker, dealer or bank with which the Access Person maintains a Personal Account.

(c)	Information contained in Initial Holding Reports must be current as of a date no more than 45 days prior to the date of submission.

(d)	The date upon which the report was submitted.
Access Persons should use the form of Initial Holdings Report contained onELF..
(3)    Annual Holdings Reports
Subject to the applicable provisions of Section E below, Access Persons must also provide Annual Holdings Reports of all current Reportable Securities holdings at least once during each 12 month period (the “Annual Holdings Certification Date”). For purposes of this Code, the Annual Holdings Certification Date is July 1 of each year. From a content perspective, such Annual Holdings Reports must comply with the requirements of Personal Accounts and Initial Holdings Reports contained in (1) and (2) above. Access Persons should use the form of Annual Holdings Report contained on ELF.

(4)    Quarterly Transaction Reports
Subject to the applicable provisions of Section E below, Access Persons must also provide Quarterly Transaction Reports for each transaction in a Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership. Such Quarterly Transaction Reports must meet the following requirements:

(a)	Content Requirements – Quarterly Transaction Report must include the following information about each transaction involving a Reportable Security:

◦	date of transaction;

◦	title of Reportable Security;

◦	ticker symbol or CUSIP number of Reportable Security (as applicable);

◦	interest rate and maturity rate (if applicable);

◦	number of shares (if applicable);

◦	principal amount of Reportable Security (if applicable);

◦	nature of transaction (i.e., purchase or sale);

◦	price of Reportable Security at which the transaction was effected;

◦	the name of broker, dealer or bank through which the transaction was effected; and

◦	date upon which the Access Person submitted the report.

(b)	Timing Requirements – Subject to Section E below, Access Persons must submit a Quarterly Transaction Report no later than 30 days after the end of each quarter.
Access Persons should use the form of Quarterly Transaction Report provided on ELF to this Code of Ethics, subject to the applicable provisions of Section E below.
Access Persons are cautioned that under the federal securities laws, a wide variety of indirect interests, or accounts over which Access Persons may exercise direct or indirect control or influence, may constitute Beneficial Ownership. The concept of Beneficial Ownership is broadly interpreted and includes, among other things, securities held by an Access Person’s immediate family members sharing the same household and those unrelated persons with whom the individual is cohabitating and has a close personal relationship (such as a significant other or domestic partner).  In case of any doubt or uncertainty, Access Persons should discuss the applicability of these rules with the Chief Compliance Officer.

E.	EXCEPTIONS FROM REPORTING REQUIREMENTS/ALTERNATIVE TO QUARTERLY TRANSACTION REPORTS
This Section E sets forth exceptions from the reporting requirements of Section D of this Code. All other requirements will continue to apply to any holding or transaction exempted from reporting pursuant to this Section E. Accordingly, the following transactions will be exempt only from the reporting requirements of Section D:

(a)
No Initial Holdings Report, Annual Holdings Report or Quarterly Transaction Report is required to be filed by an Access Person with respect to securities held in any Personal Account over which the Access Person has (or had) no direct or indirect influence or control;

(b)
Quarterly Transaction Reports are not required to be submitted with respect to any transactions effected pursuant to an automatic investment plan, e.g., dividend reinvestment plans (although holdings need to be included on Initial and Annual Holdings Reports);

(c)
Quarterly Transaction Reports are not required to be submitted with respect to purchases effected upon exercise of rights issued by an issuer pro rata to all holders of a class of its securities (although holdings need to be included on Initial and Annual Holdings Reports);

(d)
Quarterly Transaction Reports are not required if the report would duplicate information contained in broker trade confirm or account statements (whether in hard copy or electronic) that an Access Person has already provided to the Chief Compliance Officer; provided, that such broker trade confirm or account statements are provided to the Chief Compliance Officer within 30 days of the end of the applicable calendar quarter. This paragraph has no effect on an Access Person’s responsibility related to the submission of Initial and Annual Holdings Reports.

(i)	Access Persons that would like to avail themselves of this exemption should:

(1)	Ensure that the content of such broker confirms or account statements meet the content required for Quarterly Transaction Review Reports set forth in Section D above;

(2)	Inform the Chief Compliance Officer that you would like to avail yourself of this reporting option and provide the Chief Compliance Officer with the following for each of your Personal Accounts:

•	name of institution;

•	address of institution;

•	name of contact at institution;

•	identification numbers for Personal Accounts held at institution; and

•	name of Personal Accounts held at institution.

(3)	The Access Person or the Chief Compliance Officer will then send the form of letter attached to the Code to the institution in question.

F.	PROTECTION OF MATERIAL NON-PUBLIC INFORMATION ABOUT SECURITIES/ INVESTMENT RECOMMENDATIONS
In addition to other provisions of the Code and the Manual (including the Insider Trading Procedures herein), Access Persons should note that KLS has a duty to safeguard material, non-public information about securities/investment recommendations provided to (or made on behalf of) the Funds. As such, Access Persons generally should not share such information outside of KLS. Notwithstanding the foregoing, Access Persons and KLS may provide such information to persons or entities providing services to KLS or the Funds where such information is required to effectively provide the services in question. Examples of such persons or entities are:

•	brokers;

•	accountants or accounting support service firms;

•	custodians;

•	transfer agents;

•	bankers; and

•	lawyers.
If there are any questions about the sharing of material, non-public information about securities/investment recommendations made by KLS, please see the Chief Compliance Officer, who may consult with and rely upon the advice of KLS’s outside compliance consultants and/or outside legal counsel as needed.

G.    OVERSIGHT OF CODE OF ETHICS

(1)	Reporting
Any situation that may involve a conflict of interest or other possible violation of this Code of Ethics must be promptly reported to the Chief Compliance Officer who must report it to the Managing Partners.
(2)    Review of Transactions
Each Access Person’s transactions in her/her Personal Accounts may be reviewed (either by the Chief Compliance Officer or Designated Person) on an as-needed basis and compared to transactions entered into by KLS on behalf of its Clients.
Any transactions that are believed to be a violation of this Code of Ethics should be reported promptly to the Chief Compliance Officer.
(3)    Sanctions
The Managing Partners of KLS, at their discretion, will consider reports made pursuant to G(1) above and upon determining that a violation of this Code has occurred, may impose such sanctions or remedial action management deems appropriate or to the extent required by law (as may be advised by outside legal counsel or other advisors). These sanctions may include, among other things, disgorgement of profits, fines, suspension or termination of employment with KLS, or criminal or civil penalties.
H.    COMPLIANCE WITH FEDERAL SECURITIES LAW
All employees are required to comply with applicable Federal securities laws. Failure to adhere to Federal securities laws could expose an employee to sanctions imposed by KLS, the SEC or law enforcement officials. These sanctions may include, among others, disgorgement of profits, suspension or termination of employment by KLS, or criminal or civil penalties. If there is any doubt as to whether a Federal securities law applies, employees should consult the Chief Compliance Officer, who may consult with and rely upon the advice of KLS’s outside compliance consultants and/or outside legal counsel.
I.    CONFIDENTIALITY
All reports of securities transactions and any other information filed pursuant to this Code will be treated as confidential to the extent permitted by law.

II.             INSIDER TRADING POLICIES & PROCEDURES

A.	INTRODUCTION
KLS has designed written policies and procedures to reasonably enforce and prevent misuse of material, non-public information. KLS’s policies with respect to insider trading are set forth below.
B.    POLICY STATEMENT ON INSIDER TRADING
KLS forbids any employee from trading, either personally or on behalf of others, including Funds, on material non-public information or communicating material non-public information to others in violation of the law. This conduct is frequently referred to as “insider trading.” KLS’s policy applies to every employee and extends to activities within and outside their duties at KLS’s principal office. Every employee must read and retain this policy statement. Any questions regarding this policy statement should be referred to the Chief Compliance Officer, who is responsible for monitoring this policy statement and the procedures established therein.
The term “insider trading” is not defined in the federal securities laws, but generally is used to refer (including Exchange Act Rule 10b-5) to the use of material non-public information to trade in securities (whether or not one is an “insider”) or to communications of material non-public information to others.
While the law concerning insider trading is not static, it is generally understood that the law prohibits:

(a)	trading by an insider, while in possession of material non-public information; or

(b)
trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

(c)	communicating material non-public information to others.
The elements of insider trading and the penalties for such unlawful conduct are discussed below. If, after reviewing this policy statement, any employee has any questions they should consult the Chief Compliance Officer.

(1)	Who is an Insider?
The concept of “insider” is broad. It includes officers, directors and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, KLS may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, the company must expect the outsider to keep the disclosed non-public information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.
(2)    What is Material Information?
Trading on insider information is not a basis for liability unless the information is material. “Material information” generally is defined as (i) information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, (ii) information that, if publicly disclosed, is reasonably certain to have a substantial effect on the price of a company’s securities, or (iii) information that could cause insiders to change their trading patterns.

Information that employees should consider material includes, but is not limited to:

•	dividend changes or changes in dividend policies;

•	the likelihood of a tender offer;

•	earnings estimates (or results);

•	changes in previously released earnings estimates;

•	significant merger or acquisition proposals or agreements;

•	major litigation;

•	liquidity problems;

•	significant new products, services or contracts; and

•	extraordinary management developments.
Material information does not have to relate to a company’s business. For example, in Carpenter v. U.S., 18 U.S. 316 (1987), the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the Journal and whether those reports would be favorable or not.
(3)    What is Non-Public Information?
Information is non-public until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, the Wall Street Journal or other publications of general circulation would be considered public. In addition, if information is being disseminated to traders generally by brokers or institutional analysts, such information would be considered public unless there is a reasonable basis to believe that such information came from a corporate insider or is otherwise confidential.
The Chief Compliance Officer, in consultation with the Managing Partners and outside counsel as deemed necessary, in his or her reasonable discretion will make any determination regarding whether information is considered public. No inside information in the possession of any employee of KLS will be deemed to have become public prior to the Chief Compliance Officer’s determination.
(4)    What is a Duty of Trust or Confidence?
Exchange Act Rule 10b5-2 sets forth a non-exclusive list of three situations in which a person has a duty of trust or confidence deriving from a personal or family relationship for purposes of the “misappropriation” theory of insider trading liability (see below). The three listed situations in which a person receives material non-public information in violation of a duty of trust or confidence are:

(a)	whenever a person agrees to maintain information in confidence;

(b)
when two people have a history, pattern, or practice of sharing confidences such that the recipient of the information knows or reasonably should know that the person communicating the material non-public information expects that the recipient will maintain the confidentiality of the information (this is a facts and circumstances test based on the expectation of the parties in light of their overall relationship); and

(c)	when a person receives or obtains material non-public information from certain enumerated close family members: spouses, parents, children, and siblings.
Employees of KLS should be aware of the fact that this list in non-exclusive. In other words there are many other types of relationships, business and other, from which a duty of trust or confidence may be inferred. When a person reveals material non-public information received as a result of a relationship that gives rise to a duty of trust or confidence, that person violates that duty and the revealed information may be deemed to have been “misappropriated” for purposes of the misappropriation theory of insider trading liability.
(5)    Basis for Liability

(a)	Fiduciary Duty Theory
The Supreme Court found that there is no general duty to disclose before trading on material non-public information, but that such a duty arises only where there is a fiduciary relationship. That is, there must be a relationship between the parties to the transaction such that one party has a right to expect that the other party will disclose any material non-public information or refrain from trading. Chiarella v. U.S., 445 U.S. 22 (1980).
In Dirks v. SEC, 463 U.S. 646 (1983), the Supreme Court stated alternate theories under which non-insiders can acquire the fiduciary duties of insiders: they can enter into a confidential relationship with the company through which they gain information (e.g., attorneys, accountants); or they can acquire a fiduciary duty to the company’s shareholders as “tippees” if they are aware or should have been aware that they have been given confidential information by an insider who has violated his or her fiduciary duty to the company’s shareholders.
However, in the “tippee” situation, a breach of duty occurs only if the insider personally benefits, directly or indirectly, from the disclosure. The benefit does not have to be pecuniary, but can be a gift, a reputational benefit that will translate into future earnings, or even evidence of a relationship that suggests a quid pro quo.

(b)	Misappropriation Theory
Another basis for insider trading liability is the “misappropriation” theory, where liability is established when trading occurs on material non-public information that was stolen or misappropriated from any other person. In U.S. v. Carpenter, supra the Court found that a columnist defrauded the Wall Street Journal when he stole information from the Journal and used it for trading in the securities markets. It should be noted that the misappropriation theory could be used to reach a variety of individuals not previously thought to be encompassed under the fiduciary duty theory. Note that the SEC has demonstrated an expansive stance on what constitutes an agreement to maintain confidentiality including agreeing to maintain confidentiality of material, non-public information (through non-disclosure agreement or otherwise) or a pattern of sharing confidences based on the parties’ mutual understanding that information discussed would not be disclosed or used by either party.2
(6)    Penalties for Insider Trading
Any violation of this policy statement can be expected to result in serious sanctions by KLS, including dismissal of the persons involved.
Penalties for trading on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:
______________________
2 See United States v. McGee, 763 F.3d 304 (3d Cir.2014); Sec v. Cuban 620 F.3d 551 (5th Cir. 2010).

(a)	civil injunctions;

(b)	treble damages;

(c)	disgorgement of profits;

(d)	jail sentences;

(e)	fines for the person who committed the violation of up to three times the profit gain or loss avoided, whether or not the person actually benefited; and

(f)	fines for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.
C.    PROCEDURES TO IMPLEMENT KLS’ POLICY AGAINST INSIDER TRADING
The following procedures have been established to aid employees in avoiding insider trading, and to aid KLS in preventing, detecting and imposing sanctions against insider trading. Every employee must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties. If you have any questions about these procedures, you should consult the Chief Compliance Officer. Please also refer to the Inside Information Practical Review in Section G below.

(1)	Identifying Insider Information

(a)	Before engaging in personal trading and trading for Funds in the securities of a company about which you may have potential inside information, the following questions should be asked:

(i)
Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed? Is this information which could cause investors to change their trading habits?

(ii)
Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in Reuters, the Wall Street Journal or other publications of general circulation?

(iii)
If, after consideration of (i) and (ii) above, there is a possibility that the information could be material and non-public, or if there are questions as to whether the information is material and non-public, the following steps should be taken:

(1)	The matter should be reported immediately to the Chief Compliance Officer.

(2)	The securities should not be purchased personally or on behalf of a Fund.

(3)	The information should not be communicated inside or outside KLS, other than to the Chief Compliance Officer.

(4)	After the Chief Compliance Officer has reviewed the issue or consulted with counsel (as appropriate), the prohibitions against trading and communication will be continued, or trading and communication of the information will be permitted.
(2)    Monitoring of Personal Securities Trading and Front Running
All Access Persons are subject to strict reporting and pre-clearance requirements with respect to personal securities transactions.
It should be noted that to the extent the Chief Compliance Officer reasonably believes that a member of the investment team has been exposed to “inside information” with respect to a particular security, the issuer of such security will be put on the Restricted List and no employee should trade in such security either on behalf of the Funds or in his or her own personal account.
Misappropriation of confidential information includes “front-running” a trade or investment made by KLS on behalf of a Client account. “Front-running” is taking a long or short position with knowledge that such position or a similar position will soon be taken by KLS on behalf of a Client account. The effect of such transaction is to take advantage of material non-public information that can reasonably be expected to have an immediate and favorable impact on the front-running transaction and may be the misuse of inside information. In addition, front-running may have the effect of increasing the cost, or decreasing the selling price, of the position to the Client account, and thus constitutes a conflict of interest and is prohibited. Any employee who violates KLS’s policy on insider trading or front-running will be subject to immediate disciplinary action, including the possibility of suspension or discharge from KLS.
The Chief Compliance Officer will periodically review the trading activities of all Access Persons, including any proprietary or discretionary accounts held by such persons against: (i) the Restricted List for any potential misuse of material, non-public information and (ii) the Holdings List to detect any potential front-running. All insider trading and front-running monitoring activities will be properly documented for KLS’s compliance files.
(3)    Restricting Access to Material Non-Public Information
If an employee is in possession of information that he or she has identified as material and non-public such information may not be communicated to anyone, including persons within KLS, except as provided in the Insider Trading Policies and Procedures. KLS is establishing this policy to help avoid conflicts, appearances of impropriety, and the misuse of confidential, proprietary information. In addition, care should be taken so that such information is secure. For example, files containing material non-public information should be sealed; access to computer files containing material non-public information should be restricted.
(4)    Resolving Issues Concerning Insider Trading
If after consideration of the items set forth in the Insider Trading Policies and Procedures, doubt remains as to whether information is material or non-public, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with the Chief Compliance Officer before trading or communicating the information to anyone.
(5)    Restricted List
Employees are prohibited from trading or recommending a trade on the basis of material, non-public information. As noted above, KLS has implemented and maintains a “Restricted List” of issuers about which KLS or an employee has (or may be deemed to have) material, non-public information. The Restricted List will include issuers of securities about which a KLS employee has come into contact with material non-public information in the context of his or her current employment at KLS, as well as in connection with such employee’s previous employment. Prior to the commencement of the employment of a new employee at KLS, the Chief Compliance Officer will discuss with the prospective employee whether the employee might have previously come into contact with material non-public information regarding an issuer and will determine, in consultation with outside counsel and/or third party compliance consultants as deemed necessary, whether such issuer should be added to the Restricted List.
Issuers and securities may be placed on the Restricted List for a variety of reasons, including:

(a)
Receipt of material non-public information. If the Chief Compliance Officer has determined that information received by KLS, an employee or agent constitutes material non-public information, the Chief Compliance Officer will prohibit trading in the issuer as described above. Such issuers will be placed on the Restricted List and may be removed if the Chief Compliance Officer determines that a “cleansing event” has occurred (e.g., the information becomes public, such as through a public filing).

(b)
Private Equity and Confidentiality Agreements. Although not expected, KLS may sign confidentiality agreements with a public issuer and therefore learn material non-public information. At such time, the issuer will be placed on the Restricted List and trading in such issuer will be prohibited until the issuer is removed from the Restricted List (as indicated above, removal will occur when the Chief Compliance Officer determines that a “cleansing event” has occurred).

(c)
Service on a Board of Directors. If an employee serves on the board of directors of a public company or serves as an executive officer of such a company, that company will be placed on the Restricted List and will remain on the Restricted List until the director or officer ceases to be a director or officer, as the case may be, and a sufficient time has elapsed (as determined by the Chief Compliance Officer). Transactions in a company on the Restricted List for this reason will be prohibited unless the Chief Compliance Officer grants prior written approval to do so. The Chief Compliance Officer will only grant such approval in cases where it is determined that that neither KLS nor any employee is in possession of material non-public information at the time of the transaction.

The Restricted List is confidential. Accordingly, employees are not permitted to disclose that an issuer or security is on the Restricted List to any third party. In addition, the details regarding why an issuer was added to or removed from the Restricted List will not be disclosed to any employee who does not have a “need to know” such information.

D.	SUPERVISORY PROCEDURES OF THE CHIEF COMPLIANCE OFFICER AND THE MANAGING PARTNERS
The roles of the Chief Compliance Officer and the Managing Partners are critical to the implementation and maintenance of KLS’s policies and procedures against insider trading. Supervisory procedures can be divided into two classifications: prevention of insider trading and detection of insider trading.

(1)	Prevention of Insider Trading.
To help prevent insider trading, the Chief Compliance Officer will:

(a)	familiarize all new Access Persons with KLS’s policies and procedures;

(b)	answer questions regarding KLS’s policies and procedures;

(c)	resolve issues of whether information received by an Access Person is material and nonpublic (if necessary contact KLS’s outside counsel for guidance);

(d)	review at least annually, and update as necessary, KLS’s policies and procedures;

(e)
when it has been determined that an Access Person possesses material nonpublic information, implement measures to prevent dissemination of such information and, if necessary, restrict Access Person from trading in the affected securities;

(f)
ensure that all service contracts with any solicitor, broker dealer, and/or third party service providers are reviewed and approved in writing (which includes email) by one of the Managing Partners and/or the Chief Operating Officer; and

(g)	promptly review each request by an Access Person for clearance to trade in specified equity securities or corporate debt securities.
(2)    Detection of Insider Trading.
To help detect insider trading (and to monitor against front-running), the Chief Compliance Officer will:

(a)	review all brokerage statements submitted with respect to each Access Person;

(b)	review the trading activity of the Funds; and

(c)	compare such statements with such activity reports to determine the existence (or absence) of any suspicious personal trading patterns.
E.    “WALL CROSSING” PROCEDURES
KLS has designed written procedures to address the specific situation where KLS voluntarily and knowingly agrees to receive material non-public information, or “cross the wall”, with respect to a particular company. KLS’s procedures with respect to “wall crossing” are set forth below.
If an employee receives a call from an investment bank or other third party inquiring as to whether KLS would like to be “wall crossed” on a certain security (i.e., receive material non-public info about the security), the following steps should be taken:

(a)	The call should be directed to one of the Portfolio Managers.

(b)	A Portfolio Manager may listen to a general “scripted” overview of the information that does not disclose the name of the issuer or any other material non-public information.

(c)	The Portfolio Manager should immediately contact the Managing Partners or the Chief Operating Officer to discuss whether KLS can cross the wall in that situation.

(d)
If the Managing Partners or the Chief Operating Officer decide to cross the wall and receive material non-public information regarding an issuer, one of the Managing Partners must immediately contact the Chief Compliance Officer with the name of the issuer.

(e)	The Chief Compliance Officer will put the issuer on the Restricted List and no Access Person may trade in such security either on behalf of the Funds or in his or her own personal account.

(f)
The Chief Compliance Officer will determine (upon consultation with outside counsel and/or KLS’s outside compliance consultants, to the extent the Chief Compliance Officer deems necessary) whether an issuer may be removed from the Restricted List.

(g)
The Chief Compliance Officer will maintain a file containing the name of each issuer that is currently or previously was on KLS’s Restricted List as well as the date and the reason why the issuer was added to the Restricted List. If an issuer is later removed from the Restricted List, the Chief Compliance Officer will document the date and the reason why the issuer was removed from the Restricted List.

F.    MARKET RUMORS POLICIES AND PROCEDURES
KLS has designed written policies and procedures to reasonably seek to prevent market manipulation by the spreading of false market rumors, broadly defined as rumors about a security that are of a sensational character which might reasonably be expected to affect market conditions of the security on the relevant exchange or listing market. KLS’s policies with respect to market rumors are set forth below.

(1)	Policy Statement on Market Rumors
KLS forbids any employee from circulating in any manner market rumors of a sensational character which might reasonably be expected to affect market conditions on the relevant exchange or trading market. In particular but without limitation to the foregoing, employees are prohibited from knowingly and intentionally manipulating the prices of securities through the manufacturing, spreading or communication of false or misleading rumors to others and subsequently trading (including short selling), either personally or on behalf of others, including Funds, on such false rumors in violation of the law. KLS’s policy applies to every employee and extends to activities within and outside their duties at KLS’s principal office. Every employee must read and retain this policy statement.
While there are clear anti-fraud and anti-manipulation rules in place that prohibit market manipulation by knowingly spreading false rumors (i.e., Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and Section 9(a)(4) of the Exchange Act), the SEC never brought an enforcement action of its kind until 2008 in SEC v. Paul Berliner, No. 08-3859 (S.D.N.Y. April 24, 2008).
In SEC v. Paul Berliner, the SEC filed a settled civil action in the U.S. District Court for the Southern District of New York, claiming that the defendant Paul Berliner, a Wall Street trader, drafted and intentionally disseminated a false rumor via instant messages to numerous individuals, including traders, brokerage firms and hedge funds stating that a particular target company’s board of directors was meeting to consider a revised proposal to be acquired at a significantly lower price per share than what was originally agreed to with the acquiring company. The false rumor rapidly spread across Wall Street and even various news services quickly picked up the “story”. This immediately caused the price of the target company stock to plummet. Even though the target company issued a press release announcing that the rumor was false which resulted in the stock price recovering by the close of trading that day, Berliner had already profited on the false rumor by short selling the target company’s stock and covering those sales as the false rumor caused the price of the security to fall. Berliner settled the case, agreeing to the following:

•	Permanent injunction from violating anti-fraud and anti-manipulation provisions of the federal securities laws;

•	Disgorgement of $26,129 in illicit trading profits and pre-judgment interest;

•	Pay a third-tier civil penalty of $130,000; and

•	Barred from association with any broker or dealer.

If, after reviewing this policy statement, any employee has any questions they should consult the Chief Compliance Officer.
(2)    Procedures to Implement KLS’s Policy Against False Market Rumors
The following controls and procedures have been established to reasonably assist employees in preventing the spread of false information intended to affect securities prices, as well as other potentially manipulative conduct. Every employee must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties. If you have any questions about these procedures, you should consult the Chief Compliance Officer.

(a)
Anti-Fraud Restriction – Employees are absolutely prohibited from intentionally manufacturing, circulating or disseminating in any manner to fellow employees or outside third-parties false market rumors, i.e. rumors of a sensational character which might reasonably be expected to affect market conditions on the relevant exchange or listing market. This restriction includes:

(i)	information that may be accurate but for the omission of material facts or the inclusion of statements which, in light of the circumstances they are made, are misleading; and

(ii)	information the employee knows or had reasonable ground to believe is false and misleading.
Discussion of unsubstantiated information published or broadcast by a widely circulated public media is not prohibited provided that its source and unsubstantiated nature are also disclosed.

(b)
In the event an employee believes or has reason to believe he/she has received or has been privy to a false market rumor (i.e., any rumor or unsubstantiated information which might have been originated or circulated for the purpose of influencing prices in securities) or if, after consideration of the above, there are still questions as to whether information received is, in fact, a false market rumor, the following steps should be taken:

(i)	The matter should be reported immediately to the Chief Compliance Officer.

(ii)
The Chief Compliance Officer will review the issue and will determine what, if any, further action should be taken (including whether to put the company at issue on the Restricted List). In so doing, the Chief Compliance Officer, in his or her reasonable discretion, may consult with the Managing Partners or other KLS personnel, as well as with KLS’s legal counsel and/or third party compliance consultants.

(iii)
The information should not be communicated or forwarded to anyone inside or outside KLS, other than to the Chief Compliance Officer. Care should be taken so that such information is secure and not forwarded or distributed to outside third parties. For example, files containing the false market rumor should be sealed; access to emails or instant messages containing false market rumors should be restricted.

G.    INSIDE INFORMATION PRACTICAL REVIEW

The following are general informational materials that may be reviewed by KLS or its employees. It is NOT meant to be a formal checklist to be completed by KLS.

(1)
Is the information material? There is no simple definition. Information is material if "there is a substantial likelihood that a reasonable shareholder would consider it important" in making an investment decision OR information that is reasonably certain to have a substantial effect on the price of a company’s securities. While it is not possible to create an exhaustive list, the following items are some types of information or events that should be reviewed carefully to determine whether they are material[3]:

•	Earnings information;

•	Mergers, acquisitions, tender offers, joint ventures, or changes in assets;

•	New products or discoveries, or developments regarding customers or suppliers (e.g., the acquisition or loss of a contract);

•	Changes in control or in management;

•	Change in auditors or auditor notification that the issuer may no longer rely on an auditor’s audit report;

•	Significant litigation;

•
Events regarding the issuer’s securities -- e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of additional securities; and

•	Bankruptcies or receiverships.

(2)
Is the information non-public? Information is nonpublic if it has not been disseminated in a manner making it available to investors generally. As a rule of thumb, information is non-public until it has been effectively communicated to the market place as a whole (i.e., SEC filings, WSJ, publications of general circulation).

(3)	Use of Third-Party Research Consultants/Expert Networks. One area of growing concern among regulators is the use of third-party research consultants.

(a)	Examples of risks that research consultants pose:

(i)
Firms which hire employees of public companies – public company employees act as firm’s research consultant and may be in position to share non-public information about public company. The New York Attorney General and SEC have subpoenaed these companies. KLS will make sure that any research firms used that are similar in nature are compliance focused.

(ii)
Experts in Other Fields – Some research consultants may be experts in the particular industry they cover. However, such consultants may not have the legal and compliance expertise to realize what they can or cannot disclose to other firms;

(iii)	Desire to Impress- Research consultants may want to impress their clients by passing on information they may not have or is not public.
In all situations when dealing with third parties, employees must be cognizant of whether such party is in a position to pass along material, non-public information.
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3 By including this list, we do not mean to imply that each of these items is per se material. The information and events on this list still require determinations as to their materiality (although some determinations will be reached more easily than others). For example, some new products or contracts may clearly be material to an issuer; yet that does not mean that all product developments or contracts will be material.

Employees should alert such third-parties prior to any discussions (and to the extent practical) of KLS’s Insider Trading Policies and Restrictions before any information is communicated. KLS maintains a separate Expert Network Policy Annex (the “EN Policy”) which provides further details regarding the firm’s procedures for utilizing third-party consultants, and supplements this Code. All KLS employees that speak with such consultants must refer to the EN Policy and comply with the procedures disclosed therein. Compliance maintains the EN Policy, which will be made available to the applicable KLS employees.

(b)	Recommended Steps

(i)
Ensure all service provider agreements contain “Insider Trading Prohibition” disclosure. Please note: all service provider agreements must be reviewed and authorized in writing by one of the Managing Partners or the Chief Operating Officer.

(ii)
Before engaging in discussions about the subject issuer remind consultant that KLS has strict insider trading policies and guidelines and should in no way be a recipient of actual or potential non-public, inside information. In connection with this affirmation, KLS employees are required to read a script to consultants at the beginning of each call and re-affirm such at the close of the call, as detailed in the EN Policy.

(iii)	Ask Questions: (e.g., Did/Does the consultant work at the subject issuer? If former employer, how long ago?)

•
Note: Generally, KLS employees are restricted from speaking with consultants who are, or recently (within 6 months) were, employees of publicly traded companies. However, it should be noted that KLS maintains procedures for discussions with management personnel of small public companies and private companies. See Item G(4) below for further information.

(iv)
When initiating conversations with a consultant inquire whether: (1) the consultant is permitted by its current employer to provide such consulting services; (2) the firm has its own insider trading policies and procedures and (3) such policies and procedures must be agreed to in writing.

•	Note: If the responses are problematic, the Access Person should not proceed with a conversation with such consultant and report such conversation to the Chief Compliance Officer.

(v)
In the event that someone feels they have received such “Non-Public, Insider Information,” they should NOT trade in the issuer (either personally or on behalf of others, including the Funds). Access Persons are restricted from trading on inside information on behalf of KLS’s Clients, including their personal accounts.

(vi)	Discuss facts with the Chief Compliance Officer (who may seek advice of outside legal counsel) if you have any questions or doubt.

(vii)
Any documents, notes, files (either hardcopy of electronic) which contain the non-public, inside information should be securely kept and shared only with those persons who need to know such information for compliance purposes (e.g., outside legal counsel).

•	Note: Access Persons should actively limit the sharing of such non-public, inside information.

(viii)
On a periodic basis, the Chief Compliance Officer and applicable parties at KLS, in consultation with third party compliance consultants, will schedule a call/meeting to review and discuss the previous period’s expert network consultations and confirm the following information:

•	Name/consultant

•	Title / Experience

•	Date of conversation

•	Subject Matter / Portfolio Context

•	Verification that MNPI script was read

•	Additional context from the relevant analyst if necessary.

(4)    Conversations with Management Personnel. KLS has adopted policies and procedures regarding KLS employees’ conversations with management personnel (the “Management Personnel”) of:

•	private(ly held equity) companies, and

•	small public companies (under $350mm equity market cap).
KLS maintains a separate Management Conversations Policy Annex (the “MC Policy”) which provides further details regarding these procedures, and supplements this Code. All KLS employees that speak with Management Personnel must refer to the MC Policy and comply with the procedures disclosed therein. Compliance maintains the MC Policy, which will be made available to the applicable KLS employees.

(a)
KLS employees must be cognizant of whether the representative is in a position to pass along material, non-public information, and should emphasize to such persons that KLS has strict insider trading policies and guidelines and should in no way be a recipient of actual or potential non-public, inside information.

(b)	In this connection, KLS employees are required to read a script to Management Personnel at the beginning of each call and re-affirm such at the close of the call, as detailed in the MC Policy.